UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-33765

Yueda Digital Holding

(formerly known as AirNet Technology Inc.)

7545 Irvine Center Drive

Suite 200

Irvine, CA 92618

The United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Resignation and Appointment of Director

Effective January 15, 2026, Mr. Hao Huang resigned as an independent director of the Board of Directors (the “Board”) of Yueda Digital Holding (the “Company”), the chair of the Compliance Committee, a member of the Audit Committee, and a member of the Compensation Committee of the Board. Mr. Hao Huang’s resignation was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Effective January 15, 2026, the Board, including a majority of the independent directors thereof, approved the appointment of Mr. Robert Luigi Csercse as an independent director of the Board, the chair of the Compliance Committee, a member of the Audit Committee, and a member of the Compensation Committee of the Board, to fill the vacancies created by Mr. Hao Huang’s resignation.

The Board has reviewed the independence of Mr. Robert Luigi Csercse and determined that he satisfies the “independence” requirements of Rule 5605 of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934.

Mr. Robert Luigi Csercse has significant experience in data analytics, real estate technology, and asset management. From 2018 to 2024, he served as the co-founder and Chief Operating Officer of Houzen UK Ltd., a data analytics and transactions SaaS platform for residential real estate assets. During his tenure at Houzen, Mr. Csercse built business operations from the ground up, managed stakeholder relationships with major clients such as Invesco and JLL, and led process automation initiatives. Prior to that, he served as a Senior Portfolio Manager managing single and multifamily assets with over £300 million in assets under management.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yueda Digital Holding

By:	/s/ Qirui Dou
Name:	Qirui Dou
Title:	Chief Executive Officer

Date: January 16, 2026

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